Filed Pursuant to Rule 433

Registration Statement No. 333-227190

Final Term Sheet, dated September 5, 2018 relating to

Preliminary Prospectus Supplement, dated September 5, 2018 to

Prospectus, dated September 5, 2018

Brighthouse Financial, Inc.

$375,000,000 Aggregate Principal Amount of 6.250% Junior Subordinated Debentures due 2058

Final Term Sheet

September 5, 2018

Issuer:	Brighthouse Financial, Inc. (“Issuer”)

Securities:	6.250% Junior Subordinated Debentures due 2058 (the “Debentures”)

Aggregate Principal Amount:	$375,000,000

Over-Allotment Option:	The underwriters may also purchase up to an additional $56,250,000 aggregate principal amount of Debentures at the public offering price minus the applicable underwriting discount within 30 days of the date hereof solely to cover over-allotments

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Price to the Public:	$25.00 plus accrued interest, if any, from September 12, 2018 to the date of delivery

Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$363,187,500.00 (without exercise of the over-allotment option)

Trade Date:	September 5, 2018

Settlement Date:	September 12, 2018 (T+5)*

Maturity Date:	September 15, 2058

Coupon:	6.250%

Interest Payment Dates:	Quarterly, on the 15th day of each March, June, September and December

First Interest Payment Date:	December 15, 2018

Optional Interest Deferral:	The Issuer has the right on one or more occasions to defer the payment of interest on the Debentures for one or more consecutive interest periods that do not exceed five years. During such an extension period, interest will continue to accrue at the interest rate on the Debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the Debentures:

•  in whole at any time or in part from time to time on or after September 15, 2023 at a redemption price equal to their principal amount plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption;

•  in whole, but not in part, at any time prior to September 15, 2023, within 90 days of the occurrence of a “tax event” or a “regulatory capital event” at a redemption price equal to their principal amount plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the date of redemption; or

•  in whole, but not in part, at any time prior to September 15, 2023, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the date of redemption.

In addition, the Issuer may redeem the Debentures in whole, but not in part, if as a result of any change in the laws of a relevant taxing jurisdiction, the Issuer would be obligated to pay additional amounts, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the date of redemption.

Day Count Convention:	30/360

Listing:	Application has been made to list the Debentures on the Nasdaq Stock Market LLC.

CUSIP / ISIN:	10922N 202 / US10922N2027

Anticipated Ratings**:	Moody’s: Ba1 / S&P: BBB- / Fitch: BB+

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Manager:	U.S. Bancorp Investments, Inc.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures prior to the delivery of the Debentures hereunder will generally be required, by virtue of the fact that the Debentures initially settle on the fifth business day following the Pricing Date (“T+5”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Debentures who wish to trade the Debentures prior to their date of delivery hereunder should consult their advisors.

** The rating of the Debentures should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Morgan Stanley& Co. LLC toll-free at 1-866-718-1649 or prospectus@morganstanley.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, UBS Securities LLC toll-free at 1-888-827-7275, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com or J.P. Morgan Securities LLC collect at 212-834-4533.

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